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                                 United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                 SCHEDULE 13D

Name of Issuer:  H.D. Vest, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  404150-10-4

Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications: R. Bredt Norwood, 6333 North State Highway 161, 4/th/ Floor, Irving, TX 75038 972-870-6000

Date of Event which Requires Filing of this Statement: August 16, 2000
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                           Schedule 13D Page 2 of 2

CUSIP No. 404150-10-4

1.       Name of Reporting Person
         I.R.S. Identification No. of above person

         Daniel Martin Vest, SS# ###-##-####

2.       Check the appropriate box if a member of a group

3.       SEC Use Only

4.       Source of Funds

         PF and OO (gift)

5. Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

         USA

7.       Sole Voting Power            97,334
8.       Shared Voting Power         423,266
9.       Sole Dispositive Power       97,334
10.      Shared Dispositive Power    423,266

11.      Aggregate Amount Beneficially Owner by Each Reporting Person  308,967

12.      Check Box if the aggregate Amount in row (11) excludes certain shares

13.      Percent of Class represented by amount on row (11)   5.697%

14.      Type of Reporting Person           IN
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                                 SCHEDULE 13D

              Schedule of Information to Be Provided With Filing
                           Pursuant to Section 13(d)

Item 1.  Security and Issuer


         H.D. Vest, Inc. Common Stock

         H.D. Vest, Inc.
         6333 N. State Hwy 161, 4th Floor
         Irving, Texas 75038

Item 2.  Identity and Background

(a)      Daniel Martin Vest

(b)      3700 Park View Lane, Apt. 33A, Irvine, CA 92612

(c) Graduate Student, University of California--Irvine, Campus and University Drive, Irvine, CA 92697

(d)      No.

(e)      No.

(f)      United States of America

Item 3.  Source and Amount of Funds or Other Consideration

         Gift and purchase with personal funds.

Item 4.  Purpose of Transaction

         Receipt of gift and purchase of H.D. Vest, Inc., common stock.
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Item 5.  Interest in Securities of the Issuer

(b)      Aggregate number and percentage - 308,967, 5.697%


(c)      Sole Voting Power - 97,334
         Shared Voting Power - 423,266
         Sole Dispositive Power - 97,334
         Shared Dispositive Power - 423,266

(e)      Transactions in past sixty days - None

(f)      None

(e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         423,266 shares held in trust in which the person named in Item 2 along with Matthew Wilson Vest is co-trustee and beneficiary.

Item 7.  Material to Be Filed as Exhibits

         None
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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2000
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Date
/s/ Daniel Martin Vest
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Signature

Daniel Martin Vest, Graduate Student
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Name/Title